                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                             Flotek Industries Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   34229C 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                John W. Chisholm
                     14918 Bramblewood, Houston, Texas 77079
                                 (281) 496-3442
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on Following Pages)

                                  SCHEDULE 13D

CUSIP NO. 34229C 10 4                                        Page 2 of 15 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Chisholm Energy Partners, L.L.C.  76-0567842
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    00
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          231,692
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    231,692
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     278,752(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.64%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

---------------------

(1) Assumes the exercise of all of the Replacement Warrants and the Options for shares of Common Stock. See Introduction.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 4,942,637 shares of Common stock outstanding (i.e., assumes the exercise of all of the Replacement Warrants and the Options for shares of Common Stock).

                                  SCHEDULE 13D

CUSIP NO. 34229C 10 4                                        Page 3 of 15 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    ProTechnics II (Nevada), Inc.                                    76-0548280
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Nevada
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          15,235
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    15,235
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     278,752
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.64%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

---------------------

(1) Assumes the exercise of all of the Replacement Warrants and the Options for shares of Common Stock. See Introduction.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 4,942,637 shares of Common stock outstanding (i.e., assumes the exercise of all of the Replacement Warrants and the Options for shares of Common Stock).

                                  SCHEDULE 13D

CUSIP NO. 34229C 10 4                                         Page 4 of 15 Pages

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    John W. Chisholm
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    Not Applicable
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          31,825(1)
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    31,825(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     278,752(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.64%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------


---------------------

(1) Assumes the exercise of all of the Replacement Warrants and the Options for shares of Common Stock. See Introduction.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 4,942,637 shares of Common stock outstanding (i.e., assumes the exercise of all of the Replacement Warrants and the Options for shares of Common Stock).

Introduction.

         Chisholm Energy Partners, L.L.C., a Texas limited liability company ("CEP"), and John W. Chisholm, a resident of the State of Texas ("JWC"), are parties to a joint Schedule 13D Statement, filed with the Securities and Exchange Commission (the "Commission") in March 8, 1999 (the "Initial Statement"). CEP and JWC are filing this joint Amendment No. 1 to the Initial Statement (this "First Amendment") to disclose changes to their holdings of the equity securities of Flotek Industries Inc., a Delaware corporation (the "Issuer"). JWC was party to the Initial Statement because as sole manager and managing director of CEP, JWC may be deemed to beneficially own all of the securities of the Issuer owned of record by CEP.

         Capitalized terms used in the First Amendment without definition shall have the respective meanings ascribed to them in the Initial Statement. Between April 27, 1999 and August 12, 1999 CEP made an aggregate of $390,000 in additional loans to the Issuer. These new loans together with the loans made to the Issuer by CEP as described in the Initial Statement are referred to herein as the "Loans." Pursuant to a Securities Purchase and Exchange Agreement with the Issuer, effective as of April 30, 2000 (the "Exchange Agreement"), CEP cancelled the indebtedness evidenced by the Loans ($540,000), together with the interest accrued thereon ($50,001), in exchange for 590.001 shares of Series A Convertible Preferred Stock, no par value per share, of the Issuer ("Preferred Stock"). Also, effective April 30, 2000, CEP agreed to cancel the Warrants (as described in the Initial Statement) in exchange for warrants to purchase 19,666,691 shares of common stock, par value $0.0001 per share, of the Issuer ("Common Stock") at an exercise price of $0.03 per share (the "New Warrants").

         In connection with the Exchange Agreement, the Issuer and CEP entered into the Registration Rights Agreement, effective April 30, 2000 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer granted CEP certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the New Warrants.

         Pursuant to the Registration Rights Agreement, principal stockholders of the Issuer holding at least 25% or more of Registrable Securities (as defined therein) may make demand for registration of the Registrable Securities under the Securities Act of 1933 (or, alternatively, for qualification of the Registrable Securities for distribution pursuant to the securities laws of the provinces of British Columbia or Ontario) at the Issuer's expense during the term thereof. Additionally, the Registration Rights Agreement provides for piggy-back and incidental registration rights with respect to the Registrable Securities in the event that the Issuer proposes to register any securities of the same class as the Registrable Securities, subject to customary exceptions and cut-backs. The Registration Rights Agreement also contains customary indemnification and contribution provisions.

         JWC serves on the Board of Directors of the Issuer. On April 11, 2001, the Issuer granted all its directors options to acquire 250,000 shares of Common Stock at an exercise price of $0.035 per share (the "Options"). The Options were fully vested on the date of grant and expire on April 11, 2006.

         On or about September 7, 2001, CEP distributed the New Warrants to its members in the form of a dividend in accordance with their percentage ownership of CEP. As a result of this distribution, JWC, as a member of CEP, received New Warrants to purchase 6,664,827 shares of Common Stock. JWC subsequently transferred New Warrants to purchase an aggregate of 3,433,333 shares of Common Stock to several individuals and entities, including: (i) 1,666,666 to ProTechnics II (Nevada), Inc., a Nevada corporation ("ProTechnics II"), as an additional contribution to capital; (ii) 333,333 to Brett Chisholm, a resident of the State of Texas and son of JWC ("Brett Chisholm"), as a gift; and (iii) 333,333 to Brandy Chisholm, a resident of the State of Texas and daughter of JWC ("Brandy Chisholm"), as a gift.

         On September 20, 2001, ProTechnics II, Brett Chisholm and Brandy Chisholm exercised the New Warrants that they received from JWC and purchased an aggregate of 2,333,332 shares of Common Stock at $0.03 per share. JWC did not exercise his remaining New Warrants to purchase 3,231,494 shares of Common Stock. Instead JWC's New Warrants to purchase 3,231,494 shares of Common Stock were exchanged for replacement warrants to purchase 3,231,494 shares of Common Stock at a new exercise price of $0.12 per share (the "Replacement Warrants"). The Replacement Warrants provide for (i) an exercise price of $0.12 per share (rather than the $0.03 exercise price of the New Warrants), (ii) a revised expiration date five (5) years from the date of replacement, and (iii) an option on the part of the Issuer to accelerate the expiration date of the Replacement Warrants in the event that the trading price of the Common Stock of the Issuer exceeds 150% of the warrant exercise price for a specified period to time.

         Effective October 31, 2001, a newly formed subsidiary of the Issuer merged with Chemical & Equipment Specialties, Inc. ("CESI") (the "Merger"). In connection with the Merger, CEP elected to convert its shares of Preferred Stock, including accrued dividends thereon (valued at $94,324), into 25,345,354 shares of Common Stock at a conversion price of $0.027 per share (rather than at a conversion price of $0.03 per share, the price provided for in the terms of the Preferred Stock).

         Effective October 30, 2001, the Issuer changed its domicile from Alberta, Canada to the State of Delaware, USA, and effected a 120:1 reverse stock split transaction.

         As the result of accounting issues discovered after the Merger, the Issuer made a redistribution of the shares received in the Merger by declaring, on July 19, 2002, a stock dividend totaling 9.67915% of its outstanding shares of Common Stock (the "Redistribution"). The Redistribution resulted from an adjustment to the results of operations of Neal's Technology, Inc., a subsidiary of CESI, in the financial statements of CESI for the six month period ended June 30, 2001, to reflect an improper application of the percentage of completion accounting method. In connection with the Redistribution, the Issuer increased the number of shares of Common Stock purchasable upon the exercise of the Replacement Warrants by 9.67915% (i.e. 2,611 additional shares). The Replacement Warrants are now exercisable for 29,540 shares of Common Stock at an adjusted exercise price of $13.13 per share. The other terms of the Replacement Warrants remain unchanged after the Redistribution. In connection with the Redistribution, the Issuer also increased the number of shares of Common Stock purchasable upon the exercise of the Options by 9.67915% (i.e., 202 additional shares). The Options are now exercisable for 2,285 shares of Common Stock at an adjusted price of $3.83 per share. The other terms of the Options remain unchanged after the Redistribution.

         Under the Redistribution, certain former shareholders of CESI have agreed to surrender 180,000 shares of Common Stock which were received by them pursuant to the Merger. In order to accomplish the Redistribution, 100% of the former CESI shareholders have agreed to disclaim beneficial ownership of this stock dividend and assign these shares back to the Issuer.

         ProTechnics II joins in this First Amendment because JWC, as President, director and shareholder of ProTechnics II, may be deemed to beneficially own all of the securities of the Issuer owned of record by ProTechnics II. Brandy Chisholm and Brett Chisholm do not join in this First Amendment because the shares of Common Stock of the Issuer owned by them (as a result of the exercise of New Warrants) cannot be deemed to be beneficially owned by JWC. CEP, JWC and ProTechnics II are collectively referred to herein as the "Reporting Persons."

         As a result of the reverse stock split transaction and after the Redistribution the Reporting Persons holdings were adjusted as follows:


         REPORTING PERSON     PRE-SPLIT AMOUNT           POST-SPLIT AMOUNT
                              OF COMMON STOCK(1)         OF COMMON STOCK(1)(2)

         CEP                  25,345,354 shares          231,692 shares

         ProTechnics II       1,666,666 shares           15,235 shares

         JWC                  3,481,494 shares(3)        31,825 shares (4)


         (1) Assumes the full exercise of JWC's Replacement Warrants and Options.
         (2) Includes stock dividend declared pursuant to the Redistribution.
         (3) 3,231,494 pre-split shares from the exercise of the Replacement Warrants plus 250,000 pre-split shares from the exercise of the Options.
         (4) 26,929 post-split shares from the exercise of the Replacement Warrants and 2,611 post-split shares received as a result of the Redistribution plus 2,083 post-split shares from the exercise of the Options and 2,285 post-split shares received as a result of the Redistribution.

Item 1.  SECURITY AND ISSUER.

         This statement relates to shares of the common stock, par value $0.0001 per share (the "Common Stock"), of Flotek Industries Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7030 Empire Central Drive, Houston, Texas 77040.

Item 2.  IDENTITY AND BACKGROUND.

         (a) The undersigned hereby file this First Amendment to the Initial Statement on behalf of Chisholm Energy Partners, L.L.C., a Texas limited liability company ("CEP"), ProTechnics II (Nevada), Inc., a Nevada corporation ("ProTechnics II") and John W. Chisholm, a resident of the State of Texas ("JWC"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b) - (c)

         CEP

         CEP is a Texas limited liability company, the principal business of which is investing in energy services corporations. CEP's principal business address, which also serves as its principal office, is 14918 Bramblewood, Houston, Texas 77079 . Pursuant to Instruction C to Schedule 13D of the Act, information with respect to JWC, the sole manager and managing director of CEP, is set forth below.

         ProTechnics II

         ProTechnics II is a Nevada corporation, the principal business of which is investing in energy services corporations. ProTechnics II's principal business address, which also serves as its principal office, is One East First Street, Suite 1404, Reno, Nevada 89501. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to each executive officer and director of ProTechnics II is as follows:

     o Information with respect to JWC, the President, director and a stockholder of ProTechnics II, is set forth below under "JWC."

     o Terry L. Chisholm, wife of JWC, serves as the Secretary and as a director of ProTechnics II and is also a shareholder of ProTechnics II. Mrs. Chisholm is unemployed and her residence address is 14918 Bramblewood, Houston, Texas 77079.

         JWC

         JWC's residence address is 14918 Bramblewood, Houston, Texas 77079 and his principal occupation or employment is serving as Co-Chief Executive Officer of Wellogix, Inc., a Delaware corporation.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No change except to disclose the following sources and amounts of funds:

         (i) CEP agreed to cancel the indebtedness evidenced by the Loan ($540,000), together with the interest accrued thereon ($50,001), in exchange for 590.001 shares of Preferred Stock. CEP agreed to cancel the Warrants (as described in the Initial Statement) in exchange for New Warrants to purchase 19,666,691 pre-split shares of Common Stock. See Introduction.

         (ii) JWC received New Warrants as the result of a dividend from CEP. JWC transferred ProTechnics II New Warrants to purchase 1,666,666 pre-split shares of Common Stock.

         (iii) JWC, as a result of his service on the Board of Directors of the Issuer, received the Issuer's grant of Options to purchase 250,000 pre-split shares of Common Stock.

         (iv) ProTechnics II paid the Issuer $50,000 in cash from its working capital upon exercising the New Warrants (approximately $0.03 per share for the 1,666,666 pre-split shares of Common Stock acquired).

         (v) JWC's New Warrants to purchase 3,231,494 pre-split shares of Common Stock were exchanged for Replacement Warrants to purchase 3,231,494 pre-split shares of Common Stock at $0.12 per share.

         (vi) CEP received 2,611 additional Replacement Warrants as the result of a stock dividend pursuant to the Redistribution.

         (vii) ProTechnics II received 1,347 additional shares of Common Stock as the result of a stock dividend pursuant to the Redistribution.

         (viii) JWC received 20,481 additional shares of Common Stock and 202 additional Options as the result of a stock dividend pursuant to the Redistribution.

         Item 4.  PURPOSE OF TRANSACTION.

         CEP

         CEP cancelled the indebtedness evidenced by the Loans in exchange for
590.001 shares of Preferred Stock and subsequently converted such shares of Preferred Stock into Common Stock for investment purposes. CEP exchanged the Warrants for the New Warrants also for investment purposes. Depending on market conditions and other factors that CEP may deem material to its investment decision, CEP may purchase shares of Common Stock in the open market or in private transactions. Depending on these same factors, CEP may make no such purchases.

         ProTechnics II

         ProTechnics II acquired New Warrants to purchase 1,666,666 pre-split shares of Common Stock from JWC and subsequently exercised such New Warrants for investment purposes. Depending on market conditions and other factors that ProTechnics II may deem material to its investment decision, ProTechnics II may purchase shares of Common Stock on the open market or in private transactions. Depending on these same factors, ProTechnics may make no such purchases.

         JWC

         JWC acquired (i) the New Warrants from CEP as part of a dividend to its members and (ii) the Options directly from the Issuer as a result of his service on the Board of Directors of the Issuer. JWC converted his New Warrants into Replacement Warrants and accepted the Options both for investment purposes. Depending on market conditions and other factors that JWC may deem material to his investment decision, JWC may exercise all or a portion of the Replacement Warrants or the Options for shares of Common Stock or purchase shares of Common Stock in the open market or in private transactions. Depending on these same factors, JWC may decline to exercise any of the Replacement Warrants and/or the Options or make no such purchases.

         Issuer: Stock Split Transaction and Redistribution

         On October 30, 2001, the Issuer changed its domicile from Alberta, Canada to the State of Delaware, USA, and effected a 120:1 reverse stock split transaction. As part of such reverse stock split transaction, the number of shares of Common Stock issued to the Reporting Persons and issuable upon exercise the Replacement Warrants and the Options owned by JWC, and the exercise price therefore, were adjusted accordingly. In order to induce all of the holders of Preferred Stock of the Issuer (including CEP) to convert all outstanding shares of Preferred Stock into shares of Common Stock, contemporaneously with the consummation of Merger, the Issuer reduced the conversion price per share to $0.027 per share, on a pre-stock split basis (or $3.24 per share on a post-stock split basis). On October 31, 2001, the CEP converted all shares of Preferred Stock owned by it (inclusive of all accrued but unpaid dividends thereon) into 25,345,354 pre-split shares of Common Stock (211,211 post-split shares).

         The Redistribution resulted from, accounting issues discovered after the Merger, the Issuer made a redistribution of the shares received in the Merger by declaring, on July 19, 2002, a stock dividend totaling 9.67915% of its outstanding shares of Common Stock. The Redistribution resulted from an adjustment to the results of operations of Neal's Technology, Inc., a subsidiary of CESI, in the financial statements of CESI for the six month period ended June 30, 2001, to reflect an improper application of the percentage of completion accounting method. In connection with the Redistribution, the Issuer increased the number of shares of Common Stock purchasable upon the exercise of the Replacement Warrants by 9.67915% (i.e. 2,611 additional shares). The Replacement Warrants are now exercisable for 29,540 shares of Common Stock at an adjusted exercise price of $13.13 per share. The other terms of the Replacement Warrants remain unchanged after the Redistribution. In connection with the Redistribution, the Issuer also increased the number of shares of Common Stock purchasable upon the exercise of the Options by 9.67915% (i.e., 202 additional shares). The Options are now exercisable for 2,285 shares of Common Stock at an adjusted price of $3.83 per share. The other terms of the Options remain unchanged after the Redistribution.

         Under the Redistribution, certain former shareholders of CESI have agreed to surrender 180,000 shares of Common Stock which were received by them pursuant to the Merger. In order to accomplish the Redistribution, 100% of the former CESI shareholders have agreed to disclaim beneficial ownership of this stock dividend and assign these shares back to the Issuer.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through
(j) of the Instruction to Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of post-split shares of Common Stock that the Reporting Persons own beneficially, pursuant to Rule 13d-3 of the Act, is 278,752, which constitute approximately 5.64% of the 4,942,637 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act. The individual number of post-split shares of Common Stock that each Reporting Person own beneficially, pursuant to Rule 13d-3 of the Act, is as follows:

         REPORTING PERSON       SHARES        PERCENTAGE OWNERSHIP

         CEP                    231,692       4.69%
         ProTechnics II         15,235        0.3%
         JWC                    31,825        0.64%

JWC has a right to acquire 31,825 of these post-split shares of Common Stock by the exercise of the Replacement Warrants and the Options.

         (b) CEP, ProTechnics II and JWC share the power to vote and direct the disposition of 278,752 post-split shares of Common Stock, provided JWC first acquires 31,825 shares by the exercise of the Replacement Warrants and the Options.

         (c) Except as set forth in this First Amendment, including but not limited to the Introduction to this First Amendment which is incorporated herein by this reference, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Common Stock during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock owned by such Reporting Person.

         (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Introduction to this First Amendment is incorporated herein by this reference.

         Between April 27, 1999 and August 12, 1999 CEP made an aggregate of $390,000 in additional loans to the Issuer. Pursuant to the Exchange Agreement with the Issuer, effective as of April 30, 2000, CEP cancelled the indebtedness evidenced by the Loans ($540,000), together with the interest accrued thereon ($50,001), in exchange for 590.001 shares of Preferred Stock. Also, effective April 30, 2000, CEP agreed to cancel the Warrants in exchange for the New Warrants to purchase 19,666,691 shares of Common Stock at an exercise price of $0.03 per share. In connection with the Exchange Agreement, the Issuer and CEP entered into the Registration Rights Agreement.

         Pursuant to the Registration Rights Agreement, the Issuer granted CEP certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the New Warrants. Pursuant to the Registration Rights Agreement, principal stockholders of the Issuer holding at least 25% or more of Registrable Securities (as defined therein) may make demand for registration of the Registrable Securities under the Act (or, alternatively, for qualification of the Registrable Securities for distribution pursuant to the securities laws of the provinces of British Columbia or Ontario) at the Issuer's expense during the term thereof. Additionally, the Registration Rights Agreement provides for piggy-back and incidental registration rights with respect to the Registrable Securities in the event that the Issuer proposes to register any securities of the same class as the Registrable Securities, subject to customary exceptions and cut-backs. The Registration Rights Agreement also contains customary indemnification and contribution provisions. The description in this Item 6 of the Exchange Agreement, the Registration Rights Agreement, and the New Warrants is not, and does not purport to be, complete, and is qualified in its entirety by reference to such agreements and instruments, copies of which are filed herewith as Exhibits 99.1, 99.2 and 99.3, respectively.

         JWC serves on the Board of Directors of the Issuer. On April 11, 2001, the Issuer granted all its directors Options to acquire 250,000 shares of Common Stock at an exercise price of $0.035 per share. The Options were fully vested on the date of grant and expire on April 11, 2006.

         On or about September 7, 2001, CEP distributed the New Warrants to its members in the form of a dividend in accordance with their percentage ownership of CEP. As a result of this distribution JWC, as a member of CEP, received New Warrants to purchase 6,664,827 shares of Common Stock. JWC subsequently transferred New Warrants to purchase an aggregate of 3,433,333 shares of Common Stock to several individuals and entities, including: (i) 1,666,666 to ProTechnics II; (ii) 333,333 to Brett Chisholm; and (iii) 333,333 to Brandy Chisholm.

         On September 20, 2001, ProTechnics II, Brett Chisholm and Brandy Chisholm exercised the New Warrants that they received from JWC and purchased an aggregate of 2,333,332 shares of Common Stock at $0.03 per share. JWC did not exercise his remaining New Warrants to purchase 3,231,494 shares of Common Stock. Instead JWC's New Warrants to purchase 3,231,494 shares of Common Stock were exchanged for Replacement Warrants to purchase 3,231,494 shares of Common Stock at a new exercise price of $0.12 per share. The Replacement Warrants provide for (i) an exercise price of $0.12 per share (rather than the $0.03 exercise price of the New Warrants), (ii) a revised expiration date five (5) years from the date of replacement, and (iii) an option on the part of the Issuer to accelerate the expiration date of the Replacement Warrants in the event that the trading price of the Common Stock of the Issuer exceeds 150% of the warrant exercise price for a specified period to time. The description in this Item 6 of the Replacement Warrants is not, and does not purport to be, complete, and is qualified in its entirety by reference to such instrument, a copy of which is filed herewith as Exhibit 99.4.

         Effective October 31, 2001, a newly formed subsidiary of the Issuer merged with CESI. In connection with the Merger, CEP elected to convert its shares of Preferred Stock, including accrued dividends thereon (valued at $94,324), into 25,345,354 shares of Common Stock at a conversion price of $0.027 per share (rather than at a conversion price of $0.03 per share, the price provided for in the terms of the Preferred Stock).

         Effective October 30, 2001, the Issuer changed its domicile from Alberta, Canada to the State of Delaware, USA, and effected a 120:1 reverse stock split transaction.

         The Redistribution resulted from accounting issues discovered after the Merger, the Issuer made a redistribution of the shares received in the Merger by declaring, on July 19, 2002, a stock dividend totaling 9.67915% of its outstanding shares of Common Stock. The Redistribution resulted from an adjustment to the results of operations of Neal's Technology, Inc., a subsidiary of CESI, in the financial statements of CESI for the six month period ended June 30, 2001, to reflect an improper application of the percentage of completion accounting method. In connection with the Redistribution, the Issuer increased the number of shares of Common Stock purchasable upon the exercise of the Replacement Warrants by 9.67915% (i.e. 2,611 additional shares). The Replacement Warrants are now exercisable for 29,540 shares of Common Stock at an adjusted exercise price of $13.13 per share. The other terms of the Replacement Warrants remain unchanged after the Redistribution. In connection with the Redistribution, the Issuer also increased the number of shares of Common Stock purchasable upon the exercise of the Options by 9.67915% (i.e., 202 additional shares). The Options are now exercisable for 2,285 shares of Common Stock at an adjusted price of $3.83 per share. The other terms of the Options remain unchanged after the Redistribution.

         Under the Redistribution, certain former shareholders of CESI have agreed to surrender 180,000 shares of Common Stock which were received by them pursuant to the Merger. In order to accomplish the Redistribution, 100% of the former CESI shareholders have agreed to disclaim beneficial ownership of this stock dividend and assign these shares back to the Issuer.

         ProTechnics II joins in this First Amendment because JWC, as President, director and shareholder of ProTechnics II, may be deemed to beneficially own all of the securities of the Issuer owned of record by ProTechnics II. Brandy Chisholm and Brett Chisholm do not join in this First Amendment because the shares of Common Stock of the Issuer owned by them (as a result of the exercise of New Warrants) cannot be deemed to be beneficially owned by JWC. CEP, JWC and ProTechnics II are collectively referred to herein as the "Reporting Persons."

         As a result of the reverse stock split transaction and after the Redistribution the Reporting Persons holdings were adjusted as follows:


         REPORTING PERSON       PRE-SPLIT AMOUNT          POST-SPLIT AMOUNT
                                OF COMMON STOCK(1)        OF COMMON STOCK(1)(2)

         CEP                    25,345,354 shares         231,692 shares

         ProTechnics II         1,666,666 shares          15,235 shares

         JWC                    3,481,494 shares (3)      31,825 shares (4)

         (1) Assumes the full exercise of JWC's Replacement Warrants and Options.

         (2) Includes stock dividend declared pursuant to the Redistribution.

         (3) 3,231,494 pre-split shares from the exercise of the Replacement Warrants plus 250,000 pre-split shares from the exercise of the Options.

         (4) 26,929 post-split shares from the exercise of the Replacement Warrants and 2,611 post-split shares received as a result of the Redistribution plus 2,083 post-split shares from the exercise of the Options and 2,285 post-split shares received as a result of the Redistribution.

         Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to Common Stock owned by the Reporting Persons.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1  -  Securities Purchase and Exchange Agreement effective as of April 2000, signed in August 2000 (incorporated by reference to the Company' Form 10-QSB for the quarter ended August 31, 2000)

         Exhibit 99.2  -  Registration Rights Agreement effective as of
                          April 30, 2000, signed in August 2000 (incorporated by reference to the Company's Form 10-QSB for the quarter ended August 31, 2000)

         Exhibit 99.3  -  New Warrant

         Exhibit 99.4  -  Replacement Warrant

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 18, 2002                 /s/ John W. Chisholm
                                       ----------------------------------------
                                       JOHN W. CHISHOLM, INDIVIDUALLY, AS SOLE
                                       MANAGER FOR CHISHOLM ENERGY PARTNERS,
                                       L.L.C. AND AS PRESIDENT OF PROTECHNICS II
                                       (NEVADA), INC.

                                 EXHIBIT INDEX


         Exhibit 99.1  -  Securities Purchase and Exchange Agreement effective as of April 2000, signed in August 2000 (incorporated by reference to the Company' Form 10-QSB for the quarter ended August 31, 2000)

         Exhibit 99.2  -  Registration Rights Agreement effective as of
                          April 30, 2000, signed in August 2000 (incorporated by reference to the Company's Form 10-QSB for the quarter ended August 31, 2000)

         Exhibit 99.3  -  New Warrant

         Exhibit 99.4  -  Replacement Warrant